Exhibit 99.2

LETTER TO UNITHOLDERS

Second quarter results were in line with our expectations as strong transmission results were offset by weaker results from our timber operations1. Second quarter 2008 adjusted net operating income2 (ANOI) was $16.4 million compared with second quarter 2007 proforma3 ANOI of $17.9 million.

Similar to the first quarter, transmission results benefited from the receipt of non-recurring revenues associated with the retroactive application of Transelec’s recently approved transmission rates for its transmission system for the 2004-2006 period. However, unlike the first quarter when we received dividend income from TBE that was considerably higher than our expectations, in the second quarter, our dividend income from TBE was minimal. Results from our timber operations reflect the poor housing market in the United States, which continues to adversely impact demand and pricing for wood products. However, prices that we are realizing on our second growth Douglas-fir sawlogs have stabilized as harvest levels are more closely balanced with current levels of demand from converting operations in regions where we operate.

Current Operations

Transmission

The transmission segment performed well during the quarter. Results were primarily driven by the strong performance at Transelec, where revenues increased due to inflation indexation and the commissioning of upgrades and expansions to its system. These improvements, however, were offset to a degree by the impact of a stronger Chilean Peso relative to the U.S. dollar. As mentioned above, Transelec’s results also reflect non-recurring revenues of $4.7 million related to the retroactive implementation of its recently finalized rate proceeding. Our Ontario transmission operations’ results were consistent with the prior period and in-line with plan. Finally, our dividend payment from TBE was only $0.1 million in the second quarter in comparison with $5.6 million in the first quarter. TBE’s dividends are paid periodically, not necessarily on a quarterly basis.

Overall, the prospects of our transmission business are positive. In our Chilean operations, based on progress to date, Transelec continues to be on track to invest $1.0 billion4 in growth capital expenditures over the next five years, of which Brookfield Infrastructure’s share is approximately $180 million. With our existing book of business, we forecast that 2008 growth capital expenditures will be substantially greater than 2007. In addition, our capital expenditure backlog is robust, and we see opportunities to continue increasing the level of investment in our system over the next few years. We are also in the early stages of development of a number of sizeable transmission projects in Ontario that leverage our competitive position within the province.

With respect to TBE, we have the ability to exercise our put option to sell our interest to our partners between September 16, 2008 and November 15, 2008. We have executed a foreign currency hedge to lock in the value of the proceeds in the event that we decide to exercise this option.

1	Brookfield Infrastructure Partners L.P.’s, (the “Partnership”) sole material asset is its 60% limited partnership interest in Brookfield Infrastructure L.P. (together with its subsidiaries “Brookfield Infrastructure” or “we” or “us”) which it accounts for using the equity method. As a result, the results discussed herein are those of Brookfield Infrastructure as they reflect the Partnership’s underlying operations in greater detail than results for the Partnership.
2	ANOI is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items.
3	The comparative results for the three-month period ended June 30, 2007 assume that the current operations were all held by Brookfield Infrastructure on the same basis as the current period.
4	Please refer to the note on the final page of this Letter to Unitholders regarding forward-looking information. There is no assurance that any such system upgrade or expansion will or can be made, or that such returns can or will be realized. Our ability to invest in system upgrades and expansion projects and earn such returns is dependent on a number of factors including successful implementation of system upgrade and project expansion plans, general economic conditions, the availability of equity and debt financing for Brookfield Infrastructure and other risk factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s annual report for 2007 on Form 20-F and other risks and factors that are described therein.

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Timber

The quarterly earnings and cash flows from our timber business continue to be negatively affected by the weak U.S. housing market. For the quarter, harvest levels and pricing were consistent with the first quarter but down significantly from the prior year. Pricing in general has stabilized somewhat, however pricing for certain grades, such as pulping logs, have improved due to the reduced chip supply stemming from low levels of activity among regional sawmills. To optimize the value of our timber inventory, we are harvesting and merchandizing timber in stands that have a higher concentration of logs that are in demand, such as pulp logs, cedar and cypress. We have also increased export volumes to capitalize on higher realized prices net of transportation costs. In the case of our Island Timberlands operations, our exports increased to 39% of sales in the quarter. Furthermore, we will continue to delay the ramp up in harvest of our second growth Douglas-fir stands until market conditions improve in order to preserve the value of this premium product.

We believe that the real strength of our assets is their operational flexibility, which enables us to actively manage our resources and enhance net asset values by balancing production quantities and product mix to meet market demand. While this approach may reduce cash flow in the short run, our most valuable trees will continue to grow and increase in value during periods of weak demand. On a net present value basis, we believe that this strategy will be far more valuable to our unitholders as prices recover in the medium to longer term.

Growth Initiatives

As we look to grow our business, we are seeking opportunities to broaden the scope of our investments within the infrastructure industry. A sector that we have been looking at is social infrastructure, which includes assets such as hospitals, convention centers, court houses and police stations. We are well positioned to participate in the social infrastructure industry as a result of Brookfield Multiplex’s track record of developing, constructing, managing and most recently investing in these types of facilities in Australia and the United Kingdom. Brookfield Multiplex has constructed, or is constructing, 25 social infrastructure facilities with a capital cost in excess of $2.0 billion.

The Public Private Partnership (PPP) model has been developed to facilitate private sector participation in the financing of these types of assets. Under the PPP model, governments grant long-term concessions through which the private sector constructs, owns and operates assets for use by the government for the duration of the concession contract. The PPP market has grown rapidly as governments continue to realize the benefits of delivering social infrastructure services in conjunction with the private sector. Industry sources indicate that in 2007, $70 billion was invested world-wide through the PPP model, an increase of 40% versus the prior year. We believe that this market will grow substantially as governments world-wide continue to adopt this model as a means of funding critical social infrastructure projects in an era of substantial governmental budgetary constraints.

To establish a platform to participate in PPPs within the social infrastructure sector, we reached an agreement to acquire Brookfield Multiplex’s interests in three social infrastructure PPPs – the Royal Melbourne Showgrounds and Long Bay Forensic and Prison Hospitals in Australia and the Peterborough Hospital in the United Kingdom – for a purchase price of approximately $25 million. The concession terms for these projects range between 25 years and 34 years. The concession contracts provide for availability payments backed by government credits, ensuring a high quality long-term cash flow stream. While the initial investment is relatively small, we believe that we can build this into a meaningful business unit. Since it is a related party transaction, the acquisition is subject to obtaining a satisfactory fairness opinion from an independent financial advisor, in addition to customary closing conditions, including regulatory approvals. We anticipate that the transaction will be completed in the third quarter.

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Financing Initiatives

On June 18, we closed a $450 million senior secured revolving credit facility with a consortium of international banks. The credit facility will be available on a revolving basis until June 13, 2009, unless extended in accordance with the terms of the credit agreement. All amounts outstanding under the credit facility will be repayable in full on June 13, 2011.

We are pleased to have executed this facility which will provide us with significant liquidity to fund our growth. We believe that the closing of this facility in extremely challenging credit market conditions demonstrates the high quality of our assets and the strength of our relationship with the financial community.

Outlook

From our existing asset base, we anticipate similar performance for the balance of the year. Due to embedded revenue indexation, our transmission business should generate consistent growth. Furthermore, as we don’t expect the price environment for logs to improve for the balance of the year, our timber results should be comparable to the first half of the year. An increase in harvest levels to planned levels will largely be dependent on a recovery in the U.S. housing market, which we don’t anticipate until the end of 2009. In the interim, the value of our timberlands remains intact as our inventory of trees continues to grow and increase in volume.

Our strategy is to continue optimizing and growing our existing timber and transmission operations in conjunction with diversifying our asset base into other infrastructure asset classes. The acquisition of Brookfield Multiplex’s social infrastructure assets will establish a new business platform that we intend to grow. In addition we continue to review a broad range of investment opportunities. The current business climate is challenging; however, we believe this environment is ideally suited for those that finance their assets conservatively and are able to extract additional value through their operational capability. With the closing of our credit facility and our access to the capital markets combined with our business development pipeline and execution capabilities, we believe that we are well positioned to build our business and create unitholder value.

Sincerely,

Samuel Pollock	Aaron Regent
Co-Chief Executive Officer	Co-Chief Executive Officer
Brookfield Infrastructure Group Corp.	Brookfield Infrastructure Group Corp.

July 30, 2008

Note: This Letter to Unitholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements in this Letter to Unitholders include statements about future dividend payments from TBE, the ability to capitalize on investment opportunities, complete acquisitions and secure future financing, plans for Brookfield Infrastructure’s Chilean transmission operation to invest in upgrades of its system and expansion projects, plans for the development1 of Brookfield Infrastructure’s transmission system in Ontario, future growth and prospects of the PPP sector, the Partnership’s ability to leverage its relationship with Brookfield Multiplex in the PPP sector and successfully grow its PPP business, the ability to complete the PPP acquisition, Brookfield Infrastructure’s timber strategy, the performance of Brookfield infrastructure’s operations for the balance of 2008, the recovery of the U.S. housing market and the overall prospects of Brookfield Infrastructure. The words “broaden,” “forecasted,” “grow,” “positioned,” “backlog,” “build,” “leveraging,” “anticipate,” “over time,” “expect,” “increase,” “prospects,” “on track,” “opportunities,” “believe,” “growth,” “will,” “strategy,” “continue,” “enhance,” “can,” “should,” “intend,” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and

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other forward-looking statements. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this Letter to Unitholders. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this Letter to Unitholders include general economic conditions in the United States and elsewhere, which may impact the markets for timber, changes in inflation rates in the U.S. and elsewhere, the fact that success of Brookfield Infrastructure is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s annual report for 2007 on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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